Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 2 DATED JUNE 3, 2016
TO THE PROSPECTUS DATED APRIL 29, 2016

This Supplement No. 2 supplements, and should be read in conjunction with, our prospectus dated April 29, 2016, as supplemented by Supplement No. 1 dated May 12, 2016. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 2 is to disclose:

•	the status of our initial public offering; and

•	the origination of a senior mortgage loan.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in Class A and Class T shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of June 2, 2016, we received and accepted subscriptions in our offering for 102.0 million shares, or $1.0 billion, comprised of $923.3 million in Class A shares and $90.1 million in Class T shares, including 0.4 million shares, or $4.0 million sold to NorthStar Realty Finance Corp.  As of June 2, 2016, 63.8 million shares remained available for sale pursuant to our offering. On April 28, 2016, we filed a registration statement with the SEC for a follow-on offering of up to $200 million in shares of our common stock and, as a result, our offering was extended until November 6, 2016, or such longer period as permitted under applicable law and regulations.

Origination of a Senior Mortgage Loan
On May 27, 2016, we, through a subsidiary of our operating partnership, originated a $21.6 million ($185 per square foot) senior mortgage loan, or the senior loan, secured by a 116,998 square foot retail property located in Colton, California, or the property. We funded the purchase price of the senior loan with proceeds from our offering.

The property is located in the densely populated Inland Empire metropolitan area, in close proximity to primary interstate highways, and is also occupied by a diverse array of national and local retailers. The borrower is an affiliate of a Los Angeles-based real estate investor, and plans to invest an additional $1.96 million ($16.75 per square foot) over the term of the senior loan in capital expenditures, tenant improvements and leasing commissions, subject to the satisfaction of certain requirements by the borrower.

The senior loan bears interest at a floating rate of 5.85% over the one-month London Interbank Offered Rate. The senior loan was originated at a 1.0% discount and we will earn an exit fee equal to 1.0% of the outstanding principal balance of the senior loan at the time of repayment. The senior loan is currently unlevered and we intend to finance the senior loan with one of our credit facilities in the future.

The initial term of the senior loan is 24 months, with one 12-month extension option available to the borrower, subject to the satisfaction of certain performance tests and the payment of extension fees. The senior loan is pre-payable in whole or in part, provided; however, if a prepayment is made on or prior to December 9, 2017, the borrower must pay an amount equal to the greater of 1.0% of the amount prepaid and the present value of the remaining payments due on the amount prepaid through December 9, 2017. The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.

The loan-to-value ratio, or the LTV ratio, of the senior loan is approximately 70.1%. The LTV ratio is the amount loaned to the borrower net of certain reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property at the time of origination.